Via Edgar and Overnight Mail

January 29, 2010

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4561

Re:	Park Electrochemical Corp.
Form 10-K Filed on May 15, 2009
Form 8-K Filed on December 22, 2009
File No. 001-04415

Dear Mr. Krikorian:

We have reviewed the comments relating to the above referenced filings presented in the letter signed by you and dated December 23, 2009 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the “Company”).  The comments and Park’s responses to the comments are set forth below.

Form 10-K For the Fiscal Year Ended March 1, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 25

COMMENT:

1.
We note the recognition of a $16.5 million gain realized during the 2009 fiscal year as a result of “certain legal proceedings in Germany.” It appears from disclosures on page 61 that these liabilities related to pension, environmental and other liabilities.  Please describe, in reasonable detail, the nature of the liabilities involved, the legal proceedings that resulted in your determination that your settlement of these obligations is now remote and what contingencies remain. In this regard, explain why you believe that you have satisfied paragraph 16(b) of SFAS 140 in order to derecognize these liabilities.

RESPONSE:

On February 4, 2004, the Company announced that it was discontinuing its financial support of its Dielektra GmbH (“Dielektra”) subsidiary located in Cologne, Germany. Without the Company’s financial support, Dielektra filed an insolvency petition, which

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ultimately resulted in the liquidation of Dielektra.  In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company treated Dielektra as a discontinued operation. As a result of the discontinuation of financial support for Dielektra, the Company recognized an impairment charge of $22,023,000 for the write-off of Dielektra assets and other costs during the fourth quarter of the 2004 fiscal year.  The Company continued to report the liabilities from these discontinued operations on the Company’s Consolidated Balance Sheet, because in its judgment the likelihood of the Company’s incurring such liabilities was not remote.  These liabilities from discontinued operations totaled $17,251,000 and consisted of $12,094,000 for Dielektra’s deferred pension liability, $2,156,000 for accounts payable, $2,121,000 for environmental liabilities and $880,000 for accrued employee costs and other accrued expenses.

The insolvency administrator of Dielektra filed a legal action against the Company with the Commercial Court of Cologne, Germany in December 2007 requesting the payment of €15,535,000 to satisfy the aforementioned pension, environmental and other liabilities. In December 2008, the Court dismissed the claim against the Company in its entirety and ordered the insolvency administrator to bear the costs of the proceedings.  Therefore, the Company recorded, in its fourth fiscal quarter ended March 1, 2009, a discontinued operations benefit of $16,486,000 related to the elimination of the liability from the discontinued operations of its Dielektra GmbH subsidiary located in Germany. (The Company had paid a small portion ($765,000) of the total liabilities from discontinued operations of $17,251,000, as originally reported, earlier in the fiscal year ended March 1, 2009 and in the prior fiscal year.)

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 17— Geographic Regions, page 65

COMMENT:

2.
Tell us what consideration has been given to the identification of operating segments, as defined in paragraph 10 of SFAS 131. We note your description of three product lines, however, your disclosure does not include any reference to reportable segments as outlined in paragraph 16 of SFAS 131. In this regard, explain why each product line did not qualify as a reportable operating segment. We note your prior disclosure in your Form 10-K for fiscal year 2007 that you considered yourself to operate in one business segment because the advanced composite materials product line “comprised less than 10% of your assets, revenues and profit from operations on an absolute basis.” We further note that your recent disclosures indicate the increasing importance of this product line and that the prior disclosures are absent from the most recent Form 10-K.

RESPONSE:

The Company is an advanced materials company which develops, manufactures, markets and sells printed circuit materials principally for the telecommunications and internet infrastructure and high-end computing markets and advanced composite materials, parts and assemblies principally for the aerospace markets.  The Company’s various materials have separate (i) prices, (ii) targeted yields and (iii) actual yields, which are not related to any particular market. The Company’s chief operating decision maker reviews financial information presented on a consolidated basis for the Company and its subsidiaries, or business units, as a whole, as well as information about revenues and operating margins by subsidiary for the purpose of understanding overall production effectiveness. (A subsidiary may manufacture both printed circuit materials and advanced composite materials.)  The chief operating decision maker considers material and customer profitability from an operational prospective, irrespective of market, to determine the strategic direction of the Company and to understand and determine the necessary investments in infrastructure that may be required to penetrate new customers, programs or markets. The Company does not maintain discrete sales and performance financial data with respect to markets, and it is not practical for the Company to do so. The markets in which the Company sells its materials do not represent segments by which the Company allocates resources or measures its performance.

The Company has evaluated the pertinent sections of SFAS 131 and SEC Release No. 33-7620 in identifying its reportable operating segments and believes that it is comprised of two operating segments: advanced materials, and composite parts and assemblies. The Company’s advanced materials segment includes advanced composite materials and printed circuit materials. Paragraph 10 of SFAS 131 defines an operating segment as a component of an enterprise that “(a) engages in business activities from which it may earn revenues and incur expenses…, (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.”

The Company’s advanced materials operating segment represents the Company’s primary business activity from which it earns revenues and incurs expenses. The Company’s composite parts and assemblies  operating segment comprises less than 10% of the Company’s assets, revenue and earnings from operations on an absolute basis and, therefore, does not meet any quantitative threshold for separate reporting.

The Company’s chief operating decision maker does not separately review the operating results of printed circuit materials and advanced composite materials within the advanced materials operating segment in making decisions about allocating the Company’s resources and assessing its performance. Further, the Company does not maintain discrete financial information for printed circuit materials and advanced composite materials, and it is not practical for the Company to do so.

In addition, the Company’s management structure is not aligned from a product line or market perspective as described in paragraphs 14 and 15 of SFAS 131.

Printed circuit materials and advanced composite materials within the advanced materials operating segment have common management and exhibit similar long-term financial performance, including similar long-term average growth margins.  In addition, these product lines are identical or very similar in the nature of their:

▪	economic characteristics;
▪	products;
▪	raw materials;
▪	manufacturing processes;
▪	manufacturing equipment;
▪	customers and markets;
▪	methods used to market, sell and distribute the products; and
▪	regulatory environment.

As stated in the message from the Company’s President and Chief Executive Officer in the Company’s 2008 Annual Report, the Company’s core capabilities of polymer chemistry formulation and coating technology depicted in the Annual Report represent the unifying elements for Park’s product lines and for Park as a company. The Company’s news releases also state that its core capabilities are in the areas of polymer chemistry formulation and coating technology.  These core capabilities are essential to both the printed circuit materials product line and the advanced composite materials product line, because the manufacturing processes in both product lines involve the formulation of resins (polymer chemistry) and the coating of such resins on various substrates or reinforcements. The printed circuit and advanced composite materials product lines utilize identical or very similar raw materials, identical or very similar manufacturing equipment, which is almost interchangeable, and identical or very similar manufacturing processes. In addition, the Company has only one research and development group conducting research and development in both product lines, one business development group working in both product lines, one purchasing group purchasing raw materials for both product lines, and one marketing and sales group with the same marketing and sales employees responsible for both the printed circuit materials and advanced composite materials product lines and with each marketing and sales employee responsible for all the products in both such product lines.

Item 11. Executive Compensation ( Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 24. 2009)

Compensation Discussion and Analysis, page 6

General

COMMENT:

3.
Please refer to the staff’s prior comment from our letter dated January 30, 2008 relating to the executive compensation disclosure in your Form 10-K for the fiscal year ended February 25, 2007. In response to this prior comment, you indicated in your response letter dated February 7, 2008, that the company would review its disclosure in light of the then-recent staff guidance on executive compensation disclosure, available at http://www.sec.gov.divisions.corpfin/guidance/execcompdisclosure.htm. Please tell us how you considered this staff guidance and the particular items our prior comment suggested the company should consider in preparing your

Compensation Discussion and Analysis for fiscal year 2009.  In this regard, we note that other than your discussion of equity compensation awarded to your named executive officers, the company’s Compensation Discussion and Analysis for fiscal year 2009 is substantially similar to that provided for fiscal year 2008.

RESPONSE:

The compensation committee determined specific payouts, consisting only of salary increases, if any, bonuses, if any, and stock option awards, if any, based generally on the Chief Executive Officer’s and the committee’s subjective view of the overall performance of each individual , any changes in functional responsibility, promotions and the other factors described in the Company’s Proxy Statement, dated June 24, 2009, for its Annual Meeting of Shareholders held on July 21, 2009, including the Company’s overall results of operations. The committee does not utilize or consider any pre-determined or other objective criteria.  As described in the response to Comment 6 below, the Company does not engage in benchmarking of any elements of the compensation program.  Specific items of corporate performance, other than the Company’s results of operations, were not taken into consideration in making compensation decisions, and specific forms of compensation are not structured and implemented to reflect specific items of corporate performance. Accordingly, after reviewing the staff guidance referred to in the staff’s prior comment from its letter dated January 30, 2008, the Company determined that its disclosure was consistent with that guidance.

COMMENT:

4.
Further to the comment immediately above, it is not clear how you determine the amount to pay for each element of your compensation program. See Item 402(b)(1)(vi) of Regulation S-K. You provide general disclosure of certain factors, such as “individual performance,” that are considered by the committee in determining material elements of compensation. However, your disclosure lacks sufficient quantitative or qualitative analysis regarding the determination of amounts paid and other factors necessary for a complete understanding of your compensation programs. Please explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee’s decisions with respect to other allocated awards.

RESPONSE:

The committee generally provides annual increases in base salaries to compensate for general inflation and cost-of-living increases and occasional, special increases as a result of changes in functional responsibility, promotions, extraordinary efforts, or special accomplishments and the other factors described in the Company’s Proxy Statement, dated June 24, 2009, for its Annual Meeting of Shareholders held on July 21, 2009. The committee considers bonuses based generally on the Chief Executive Officer’s and the committee’s subjective view of the individual’s overall performance and on the Company’s overall results of operations and the other factors described in the aforementioned Proxy Statement. The committee provides annual stock option grants, which are the Company’s only form of equity compensation, based generally on the individual’s position in the Company and salary level and the Chief Executive Officer’s and the committee’s subjective view of the individual’s overall performance and the other factors described in the aforementioned Proxy Statement.

COMMENT:

5.
It appears from your disclosure that certain items of individual and/or corporate performance were material to Park’s executive compensation policies and decision-making processes for fiscal 2009, for example, in determining base salaries, annual bonuses, equity compensation, and pension benefits. However, you have not identified the specific items of corporate or individual performance that the committee considers in setting compensation policies and making compensation decisions nor explained in a meaningful way how such items are considered in determining actual compensation. Please discuss the specific items and/or targets relating to individual and corporate performance that are material to Park’s executive compensation policies and decision-making processes for fiscal 2009. Explain how specific forms of compensation are structured and implemented to reflect these performance items. See Item 402(b)(2)(v)-(vii) of Regulation S-K. To the extent that you have omitted disclosure of target levels with respect to certain performance-related factor(s) in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please advise in your response letter which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction.

RESPONSE:

The committee does not consider specific items of corporate or individual performance, other than the Company’s overall results of operations, in setting compensation policies and making compensation decisions.  Consequently, specific forms of compensation are not structured and implemented to reflect any specific performance items.  In addition, there are no target levels with respect to certain performance-related factors.

COMMENT:

Base Salaries

6.
You state that salaries of the company’s named executive officers are determined in part based on “information gathered informally as to compensation levels of comparable companies in the same geographic location as the Company.” We note also your general disclosure indicating that the company’s compensation of its executive officers, other than its chief executive officer, is intended to be competitive with the compensation of executive officers of comparable companies, but that it is difficult for the company to ascertain meaningful comparisons in this regard. To the extent the company engages in benchmarking of total compensation or any material element of compensation, please identity the comparable companies and the benchmark, and disclose where actual compensation awards fell in comparison to the targeted benchmark. If you do not benchmark compensation, please clarify the manner in which you utilize the data relating to the comparable companies.

RESPONSE:

The Company and the committee informally gather information as to compensation levels of other companies in the same geographic location as the Company, but the Company does not engage in benchmarking total compensation or any element of compensation. The Company’s conduct in informally gathering information is not an active or organized process. It consists primarily of the committee members’ and the Chief Executive Officer’s receipt of anecdotal information, proxy statements of other companies, which they receive because of their personal investments or otherwise, and information in newspapers, magazines and other publications.  The committee and the Chief Executive Officer consider this information in an informal way to assist them in understanding the state of the market for executive talent generally and in their deliberations and efforts to provide fair and equitable compensation to the Company’s executive officers and other employees.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on June 24. 2009)

Transactions with Related Persons, page 14

COMMENT:

7.
You disclose that the company’s policies require approval by your general counsel or chief executive officer and the board of directors of “any transaction between the Company and any director or executive officer of the Company or any immediate family member of a director or executive officer of the Company.” Please advise, and disclose in future filings, whether this policy applies to all transactions with related persons within the meaning of Item 404(a) of Regulation S-K, including stockholders covered by Item 403(a). See Instruction l.b.i to Item 404(a). Please also ensure that you provide all of the disclosure required by Item 404(b)(1) with respect to your policy for approval of transactions with related persons, including, for example, a description of the standards to be applied pursuant to your policy.

RESPONSE:

The Company has a Code of Ethics for its chief executive officer and senior financial officers and a Code of Business Conduct and Ethics for all employees, officers and directors.  Such Codes do not apply to security holders covered by Item 403(a) of Regulation S-K. To date, the Company has not had a policy with respect to transactions with such  security holders.   The Company will adopt a policy requiring approval of the Company’s general counsel or chief executive officer and the board of directors for any transaction between the Company and such a security holder.  The standards to be applied pursuant the Code of Ethics, the Code of Business Conduct and Ethics and the policy to be adopted include the board’s determination of whether any such transaction is fair to the Company and in the best interests of the Company and its shareholders. The disclosure required by Item 404(b)(1) of Regulation S-K will be included in future filings.

COMMENT:

Form 8-K Filed on December 22, 2009

8.
Please tell us how your presentation of the non-GAAP measures Net Earnings before Special Items and Basic and Diluted Earnings Per Share before Special Items meets the requirements of Item 10(e)(1)(i) of Regulation S-K.

RESPONSE:

The Company’s news release, dated December 22, 2009, furnished as Exhibit 99.1 to its Form 8-K filed on December 22, 2009, included non-GAAP financial measures, Net Earnings before Special Items and Basic and Diluted Earnings Per Share before Special Items, and, in accordance with Item 10(e)(i) of Regulations S-K, included a presentation, with equal prominence, of the most directly comparable financial measures calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measures disclosed, Net Earnings before Special Items and Basic and Diluted Earnings Per Share before Special Items, with the most directly comparable financial measures calculated and presented in accordance with GAAP, Net Earnings and Basic and Diluted Earnings Per share; but the Company inadvertently omitted from such news release the paragraph which it customarily includes in its earnings news releases containing non-GAAP financial measures and which it included in its 2009 fiscal year earnings release on April 30, 2009 and in its 2008 fiscal year earnings release on May 8, 2008, in accordance with Item 10(e)(i) of Regulation S-K, disclosing the reasons why the Company’s management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding the Company’s financial condition and results of operations. That paragraph states, in relevant part:

“Park believes that an evaluation of its ongoing operations would be difficult if the disclosure of its financial results were limited to generally accepted accounting principles (“GAAP”) financial measures, which include special items, such as …  Accordingly, in addition to disclosing its financial results determined in accordance with GAAP, Park discloses non-GAAP operating results that exclude special items in order to assist its shareholders and other readers in assessing the Company’s operating performance, since the Company’s on-going, normal business operations do not include such special items.  The detailed operating information presented below reconciles the non-GAAP operating results before special items to earnings determined in accordance with GAAP.  Such non-GAAP financial measures are provided to supplement the results provided in accordance with GAAP.”

The amount of such special item was not material to the Company’s financial condition or results of operations.  The Company will include such paragraph in any future earnings news release containing non-GAAP financial measures.

General

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The information in the foregoing responses will be included in the Company’s Form 10-K Annual Report for the fiscal year ending February 28, 2010, proxy statement for its 2010 annual meeting of shareholders or future 8-K filings, as appropriate.

Please provide any questions or comments that the staff may have with respect to our responses to the staff’s comments to Stephen Gilhuley, Park’s Executive Vice President, Secretary and General Counsel, or Matthew Farabaugh, Park’s Vice President and Controller, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

PARK ELECTROCHEMICAL CORP.

/s/ Stephen E. Gilhuley

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

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